Exhibit 21.1

Subsidiaries of PJT Partners Inc.

The following is a list of the subsidiaries that PJT Partners Inc. will have immediately after the completion of the spin-off.

Name	Jurisdiction
PJT Partners Holdings LP	Delaware
PJT Management LLC	Delaware
PJT Capital LP	Delaware
PJT Partners LP	Delaware
PHG CP Inc.	Delaware
PHG Holdings LLC	Delaware
Park Hill Group LLC	Delaware
PJT Partners (Cayman) Limited	Cayman Islands
PJT Partners (UK) Limited	United Kingdom
PJT Partners (HK) Limited	Hong Kong